                                                                    Exhibit 12.1


                          DQE, Inc. and Subsidiaries
          Calculation of Ratio of Earnings to Combined Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)




                                                                                      Year Ended December 31,
                                           Nine Months Ended    ----------------------------------------------------------------
                                          September 30, 1999       1998         1997           1996            1995         1994
                                          ------------------    --------      --------      ---------      ---------     --------
FIXED CHARGES:
  Interest on long-term debt                   $ 53,970         $ 81,076      $ 87,420       $ 88,478        $ 95,391    $101,027
  Other interest                                 21,259           14,556        13,823         10,926           7,033       4,050
  Portion of lease payments representing
     an interest factor                          35,755           44,146        44,208         44,357          44,386      44,839
  Dividend requirement                           12,173           15,612        21,649         14,385           7,374       9,355
                                            -----------     ------------    ----------     ----------     -----------   ---------
                Total Fixed Charges            $123,157         $155,390      $167,100       $158,146        $154,184    $159,271
                                            -----------     ------------    ----------     ----------     -----------   ---------

EARNINGS:
  Income from continuing operations            $139,288         $196,688      $199,101       $179,138        $170,563    $156,816
  Income taxes                                   71,909*         100,982*       95,805*        87,388*         96,661*     92,973
  Fixed Charges as above                        123,157          155,390       167,100        158,146         154,184     159,271
                                            -----------     ------------    ----------     ----------     -----------   ---------
                Total Earnings                 $334,354         $453,060      $462,006       $424,672        $421,408    $409,060
                                            -----------     ------------    ----------     ----------     -----------   ---------

RATIO OF EARNINGS TO FIXED CHARGES                 2.71             2.92          2.76           2.69            2.73        2.57
                                            ===========     ============    ==========     ==========     ===========   =========




          The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.8 million for the nine months ended September 30, 1999, has been excluded from the ratio.

*Earnings related to income taxes reflect a $3.0 million decrease for the nine months ended September 30, 1999, a $12 million, $17 million, $12 million, $13.5 million and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.74 for the nine months ended September 30, 1999, and 2.99, 2.87, 2.76, 2.82 and 2.65 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.